

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2018

John J. Legere
Chief Executive Officer and Director
T-Mobile US, Inc.
12920 SE 38th Street
Bellevue, WA 98006

> **Re: T-Mobile US, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 30, 2018**
> **File No. 333-226435**

Dear Mr. Legere:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Questions and Answers
What is the Proposed Transaction?, page 5

1. You state that neither T-Mobile nor Sprint on its own could generate benefits to consumers such as the rapid launch of a broad and deep nationwide 5G network. However, we note that prior to the announcement of the proposed merger transaction, management of both companies have made statements to the effect that each company would be a leader in 5G. For example, we note Mr. Claure's assertion in your February 2018 earnings call that Sprint's "strong spectrum assets" will enable "Sprint to be the leader in the true mobile 5G." Similarly, we note public statements made by Mr.

Legere in December 2017 that "[T-Mobile"] will be the only ones on the fast-track toward a real, mobile nationwide 5G network in 2020 – and have already started deploying 5G ready equipment...we're leapfrogging the Duopoly like they're standing still."

Please reconcile these conflicting statements to clarify each company's individual prospects for rolling out 5G networks if the merger is not consummated.

What T-Mobile Stockholder Approval is Required to Approve the Merger Transactions?, page 9

2. Explain the reasons why T-Mobile and Sprint are seeking stockholder consents from all shareholders given that the execution and delivery of their respective controlling shareholders' written consents are sufficient.to approve the transaction.

Summary, page 15

3. Please include a chart showing the proposed ownership structure of the combined company following consummation of the business combination.

Opinions of T-Mobile's Financial Advisors, page 17

4. Clarify whether there were any specific reasons by either Sprint's or T-Mobile's respective full boards in deciding to engage two financial advisors in connection with the merger transactions.

5. We note your disclosure in the first paragraph on page 18 and 81 stating PJT Partners' opinion was "provided solely for the information and assistance of the T-Mobile board of directors." Similarly, we note that the opinion letter submitted by Raine Securities LLC states that the opinion "is provided for the confidential use of the Board of Directors only." This disclosure suggests stockholders may not consider or rely on the information in these opinions. Please advise us, with a view towards revised disclosure, whether PJT Partners and Raine Securities believe shareholders are free to consider and rely upon the respective opinions. Refer to http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.

Regulatory Approvals Required for the Merger Transaction, page 25

6. Provide a discussion and overview of the HSR Act merger review process. Address the possibility that the transaction may be considered a "horizontal merger" and discuss how this could affect the outcome of the regulatory review process.

Conditions to the Completion of the Merger Transactions, page 27

7. Your disclosure indicates that certain conditions to consummation of the merger agreement are waivable. Here and on page 204, please clarify which conditions are waivable and not waivable. Consider doing so through the use of a chart.

Certain U.S. Federal Income Tax Consequences of the Merger, page 30

8.   We note that your header on page 30 refers to "certain" U.S. Federal Income Tax
        Consequences of the Merger, and contains a cross reference to page 281 where the
        material consequences are addressed. Please remove the language on page 30 indicating
        that only "certain" tax consequences are discussed later in the prospectus. Refer to
        Section III.C.1 of Staff Legal Bulletin 19.

The Merger Transactions, page 60

9.   Disclose the purpose of the Holdco mergers in the context of the overall transaction
        structure. Explain why the Holdco mergers might not occur. Additionally, address why
        the business combination is conditioned upon receipt of counsel's tax opinion only in the
        event that the Holdco mergers are consummated.

Background of the Merger Transactions, page 62

10.   Discuss why Sprint was amenable to discussing a potential merger at the February 23,
        2018 meeting with T-Mobile based upon a lower exchange ratio than what was originally
        discussed in 2017.

11.   Expand your discussion of the parties' negotiation of the material aspects of the proposed
        transaction to detail how the parties came to an agreement on the amount of the
        termination fee.

12.   We note that parties have held discussions regarding a possible business combination
        "from time to time," and that the genesis of those talks dates back to April 2017.
        However, there have been reports that both companies held serious merger discussion in
        2014. If true, please revise to highlight these discussions, and indicate the reasons
        negotiations did not proceed.

T-Mobile's Reasons for the Merger and Recommendation of the T-Mobile Board of Directors,
page 77

13.   We note recent public statements made by Mr. Legere that one of the "compelling
        benefits" of the merger will be job growth in the U.S. Indicate whether job growth was a
        consideration of the T-Mobile board in recommending the merger.

14.   We note your disclosure on page 79 that one of the factors the T-Mobile independent
        committee considered when making its recommendation concerned the procedural
        safeguards and process implemented to enable the committee to determine the fairness for
        all of T-Mobile's stockholders. Describe how the committee considered the voting
        rights ceded to Deutsche Telekom by Softbank with respect to the shares received in the
        merger when evaluating the fairness of the merger to the T-Mobile minority stockholders.

Unaudited Pro Forma Condensed Combined Financial Information, page 236

15.   Please update to provide a pro forma balance sheet and income statement as of the most recent interim period. Please refer to Rule 11-02(c) of Regulation S-X.

Note 3. Calculation of Estimated Merger Consideration and Preliminary Purchase Price Allocation of the Transactions, page 242

16.   Explain to us why you are including the repayment of Sprint's debt in your estimate of the merger consideration.

Note 5. Notes to Unaudited Pro Forma Condensed Combined Balance Sheet, page 245

17.   Please revise to more clearly demonstrate how the cash outflows presented in the table of footnote 5(a) for the repayment of T-Mobile and Sprint debt ($8.5 billion and $10.4 billion, respectively) correspond to the adjustments to short-term and long-term debt presented in the table of footnote 5(c).

18.   The third paragraph of footnote 5(c) makes reference to anticipated new debt of $38 billion while the pro forma balance sheet adjustments reflect $26 billion of new debt. Please revise your discussion in footnote 5(c) to more clearly differentiate between pro forma adjustments made to reflect financing needed to complete the acquisition and additional financing that the Company may obtain but is not needed to complete the acquisition (and thus is excluded from the pro forma adjustments).

19.   Reference is made to adjustment 5(e) to property and equipment. Please disclose why the historic net carrying value of property and equipment exceeds your estimate of fair value and advise us. Also, explain to us why it is not necessary for Sprint to record an asset impairment charge in its results of operations. In this regard, tell us when Sprint last assessed the fair value of these assets, the results of this assessment, and the methodology used. In light of the apparent conclusion of Sprint management that the fair value of these assets exceeds the carrying value, tell us why you believe your fair value conclusions are reasonable.

20.   Please provide in Note 5(e) a quantified breakdown of Sprint's property and equipment by asset class, indicating the historic carrying value, fair value, and adjustment amount.

21.   It appears that the table at the top of page 247 includes an inadvertent subtotal line between the adjustments to long-term debt for the elimination of Sprint debt issuance costs and the unamortized premium. Please revise as appropriate.

Note 6. Notes to Unaudited Pro Forma Condensed Combined Statements of Operations, page 250

22.   Regarding adjustment 6(b)(ii), please clarify why you are reducing compensation expense for the post-combination portion of Sprint's equity awards assumed by T-Mobile and advise us.

23.   Please expand the tables in Note 6(c) to separately disclose the adjustments to the Sprint income statement line-items "depreciation - network and other" and "depreciation - equipment rentals."

Material U.S. Federal Income Tax Consequences of the Merger, page 281

24.   You disclose that only in the event the HoldCo mergers are consummated is the closing of the merger conditioned upon receipt of an opinion of counsel to the effect that the merger will qualify as a Section 368(a) reorganization. You also disclose that it is intended that the merger will qualify as a reorganization. In light of the materiality of the stock for stock exchange in the merger not being taxable to Sprint shareholders, a tax opinion supporting the intended tax treatment appears to be required by Item 601(b)(8) of Regulation S-K. For guidance, please refer to Staff Legal Bulletin 19 (October 12, 2011).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Telecommunications